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June 23, 2023

CONFIDENTIAL

Ms. Jenn Do

Ms. Angela Connell

Mr. Jimmy McNamara

Ms. Laura Crotty

Division of Corporation Finance

Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adlai Nortye Ltd. CIK No. 0001944552 Response to the Staff’s Comment Letter Dated May 19, 2023

Dear Ms. Do, Ms. Connell, Mr. McNamara, and Ms. Crotty:

On behalf of our client, Adlai Nortye Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 19, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on May 11, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Staff for confidential review.

In connection with the submission of the Revised Draft Registration Statement, we would like to inform the Staff that the Company has updated its financial statements to reflect data up to the period ended March 31, 2023. Additionally, the Company has chosen to eliminate the financial statements for the fiscal year ended December 31, 2020.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 3 to Draft Registration Statement on Form F-1

Conventions that apply to this prospectus..., page 14

1.	We note your response to our prior comment 3 and we re-issue the comment, as your revised definition of China and the PRC continues to exclude Hong Kong and Macau. Please revise your definition, as previously requested, to clarify that the legal and operational risks associated with operating in China also apply to any operations, present or future, in Hong Kong and Macau.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Revised Draft Registration Statement to remove the exclusion of Taiwan, Hong Kong, and Macau from the definition of “China” and the “PRC.” The Company further advises the Staff that it currently has no business operations in the Hong Kong Special Administrative Region, the Macau Special Administrative Region or Taiwan. Additionally, the Company does not foresee engaging in primary business operations in these regions in the near future.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned at +86 13910939617 / +86 10 6563 4261 / kgeng@omm.com, Vincent Lin of O’Melveny & Myers LLP at +86 13601656082 / +86 21 2307 7068 / vlin@omm.com, or Howard Leung, partner at Mazars USA LLP, at (347) 831-1871 / howard.leung@mazarsusa.com. Mazars USA LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures

cc:

Yang Lu, Director, Chief Executive Officer, Chairman of the Board of the Company

Lars Erik Birgerson, President, Chief Medical Officer of the Company

Wei Zhang, Chief Financial Officer of the Company

Ke Geng, Esq., Partner, O’Melveny & Myers LLP

Allen C. Wang, Esq., Partner, Latham & Watkins LLP

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